UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2019 (Report No. 4)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant’s press release issued on April 10, 2019, announcing that the Registrant has signed an agreement to acquire NetNut Ltd., a business proxy network solution provider, and that it has entered into private placement in the amount of $6 million to finance the acquisition.

Exhibit No.	Description

99.1	Press release issued by Safe-T Group Ltd. on April 10, 2019, announcing that it has signed an agreement to acquire NetNut Ltd., a business proxy network solution provider, and that it has entered into private placement in the amount of $6 million to finance the acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd.
(Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Counsel

Date: April 10, 2019

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